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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2000

Commission file number: 0-1424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADC Telecommunications, Inc.
Retirement Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

ADC Telecommunications, Inc.
Minnesota (State or other jurisdiction of incorporation or organization)	41-0743912 (I.R.S. Employer Identification No.)
12501 Whitewater Drive Minnetonka, Minnesota (Address of principal executive offices)	55343 (Zip Code)

Issuer's telephone number, including area code: (612) 938-8080

ADC Telecommunications, Inc.
Retirement Savings Plan

Financial statements as of
December 31, 2000 and 1999
together with report of
independent public accountants

Report of independent public accountants

To the Plan Administrator of ADC Telecommunications, Inc. Retirement Savings Plan:

    We have audited the accompanying statements of net assets available for benefits of the ADC Telecommunications, Inc. Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2000 and 1999, and the changes in its financial status for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financials statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
April 30, 2001

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

(Employer Identification Number: 41-0743912) (Plan Number: 002)

Statements of net assets available for benefits

	As of December 31
	2000	1999
ASSETS
CASH AND CASH EQUIVALENTS	$—	$730,008
INVESTMENTS, at fair value	491,783,026	497,980,489
CONTRIBUTIONS RECEIVABLE—EMPLOYEE	69,762	—
CONTRIBUTIONS RECEIVABLE—EMPLOYER	121,908	—

LIABILITIES
Overdraft payable	(17,252)	—

Net assets available for benefits	$491,957,444	$498,710,497

The accompanying notes are an integral part of these statements.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

(Employer Identification Number: 41-0743912) (Plan Number: 002)

Statement of changes in net assets available for benefits

For the year ended December 31, 2000

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$498,710,497

INCREASES (DECREASES) DURING THE YEAR:
Employee contributions	30,770,577
Employee rollover contributions	13,181,518

Total employee contributions	43,952,095
Employer contributions	23,620,037
Investment income	6,422,007
Net unrealized loss in fair value of investments (Note 2)	(40,954,946)
Benefit distributions to participants	(39,726,903)
Administrative expenses	(6,160)
Other	(59,183)

Net decrease during the year	(6,753,053)

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$491,957,444

The accompanying notes are an integral part of this statement.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

Notes to financial statements

December 31, 2000 and 1999

1 Plan description

General

    ADC Telecommunications, Inc. Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic salaried employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

Plan operations

    American Express Trust Company (the Trustee) is the trustee and recordkeeper of the Plan. ADC Telecommunications, Inc. is the Plan Sponsor. The Trustee is responsible for holding investment assets of the Plan, making investment decisions and making disbursements to participants. All audit, legal and plan administrative-related expenses are paid by the Company except for investment management fees which are paid by the Plan. During 2000, the Company paid $92,287 in expenses related to the Plan.

Eligibility

    Eligible employees may contribute to the Plan immediately. All employees are eligible upon hiring, except for seasonal or temporary employees. Company contributions commence following one year of service, as defined by the Company.

Contributions and vesting

    Under the provisions of the Plan, participants may elect to make contributions from 1 percent to 15 percent of their pretax earnings. The Company matches 100 percent of an eligible participant's contributions up to the first 6 percent of eligible compensation. The Company may also make performance match contributions. Amounts credited to the accounts of participants for employer or employee contributions are fully vested.

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Distributions

    Those participants whose employment terminates due to retirement, death, disability or other reasons are entitled to a benefit equal to the amount credited to their accounts, to be paid in a lump-sum distribution.

Participant loans

    A participant may obtain a loan generally up to the lesser of one half of the participant's account balance or $50,000. The loan must be repaid with interest at 1 percent above the prime rate over a maximum of 15 years. Participants may repay loans through payroll deductions. Interest rates on participant loans ranged from 7 percent to 11 percent in 2000 and from 7 percent to 11.5 percent in 1999.

    As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant's investment allocation election. Amounts not yet transferred at year-end are reported as investments in the loan account.

Plan termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of termination, the participants shall receive 100 percent of their account balances.

2 Significant accounting policies

Basis of accounting

    The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of investments

    Investments are recorded at fair value determined using quoted market prices for financial statement purposes. Changes in the fair value of investments between years are included in net increase (decrease) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Realized gains represent the difference between the net proceeds from the sale of investments and their fair value at the beginning of the year, or cost if purchased during the year. Purchases and sales of securities are recorded on a trade-date basis.

Use of estimates

    The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Reclassifications

    Certain 1999 numbers have been reclassified to conform to the 2000 presentation.

3 Investments

    Upon enrollment in the Plan, a participant may direct employee contributions in any of 12 investment options.

    The fair market value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 is as follows:

ADC Telecommunications, Inc. common stock	$283,164,062
American Century Income and Growth Fund	46,734,524
Franklin Small Capital Growth Fund	43,370,083
Janus Overseas Fund	28,510,846

    The fair market value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999 is as follows:

ADC Telecommunications, Inc. common stock	$248,014,025
American Century Income and Growth Fund	64,981,629
Franklin Small Capital Growth Fund	49,948,251
Janus Overseas Fund	37,602,166
INVESCO Total Return Fund	26,355,025

4 Tax status

    The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5 Party-in-interest transactions

    Investments in mutual funds managed by the Trustee are considered exempt party-in-interest transactions. The Plan is also invested in ADC common stock. This investment also qualifies as an exempt party-in-interest transaction.

ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN

(Employer Identification Number: 41-0743912) (Plan Number: 002)

Schedule of assets held at end of year

As of December 31, 2000

Description	Current value
ADC Telecommunications, Inc. common stock*	$283,164,062
American Century Income and Growth Fund	46,734,524
Franklin Small Capital Growth Fund	43,370,083
Janus Overseas Fund	28,510,846
American Express Trust Stable Capital II Fund	21,412,134
INVESCO Total Return Fund	17,793,589
BT Pyramid Open End GIC Fund	12,126,432
INVESCO Dynamics Fund	11,866,258
American Express Trust Equity Index Fund I*	6,807,825
American Express Trust Long-Term Fund*	4,256,903
AXP Bond Fund	2,393,284
American Express Trust Medium-Term Fund*	2,304,968
American Express Trust Short-Term Fund*	1,697,606
Loans to participants, 7.0% to 11.0%*	9,344,512

Total investments	$491,783,026

*Party-in-interest investment.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan (Name of Plan)
By: ADC TELECOMMUNICATIONS, INC.
Date: June 29, 2001	By:	/s/ CHARLES T. ROEHRICK Name: Charles T. Roehrick Title: Vice President, Controller

QuickLinks

Index to financial statements and schedules
Report of independent public accountants
ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN (Employer Identification Number: 41-0743912) (Plan Number: 002) Statements of net assets available for benefits
ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN (Employer Identification Number: 41-0743912) (Plan Number: 002) Statement of changes in net assets available for benefits For the year ended December 31, 2000
ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN Notes to financial statements December 31, 2000 and 1999
ADC TELECOMMUNICATIONS, INC. RETIREMENT SAVINGS PLAN (Employer Identification Number: 41-0743912) (Plan Number: 002) Schedule of assets held at end of year As of December 31, 2000
SIGNATURES